Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-166441

PROSPECTUS SUPPLEMENT DATED AUGUST 6, 2010

(To Prospectus Supplement Dated June 24, 2010 and Prospectus dated April 30, 2010)

West Coast Bancorp

2,804,208 Shares of Common Stock

Pursuant to our Discretionary Equity Issuance Program commenced on June 24, 2010 (the “Program”), West Coast Bancorp (“we” or the “Company”) sold, through Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), as our sales agent, an aggregate of 2,804,208 shares of Company common stock, no par value per share (the “common stock”), for an aggregate gross sales price of $7,855,592.40.  Shares of our common stock issued under the Program were sold pursuant to the Sales Agency Agreement, dated June 23, 2010, by and among the Company, West Coast Bank (the “Bank”) and Sandler O’Neill (the “Sales Agency Agreement”), which was filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2010 and is incorporated herein by reference.

The Company, the Bank and Sandler O’Neill mutually agreed to terminate the Program and the Sales Agency Agreement on August 5, 2010.

Shares of our common stock issued under the Program pursuant to the Sales Agency Agreement were sold through ordinary brokers’ transactions on NASDAQ as set forth in the “Plan of Distribution” section of the prospectus supplement dated June 24, 2010.

Our common stock is listed and traded on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “WCBO.”  As reported on the NASDAQ, the last reported sales price of our common stock on August 5, 2010 was $2.63 per share.

Gross Proceeds to West Coast Bancorp	$7,855,592.40
Commissions to Sandler O’Neill	$216,025.14
Net proceeds to West Coast Bancorp (1)	$7,639,567.26

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(1)	Excludes expenses other than commissions to Sandler O’Neill. We have estimated such expenses to be approximately $600,000 in the aggregate.

This prospectus supplement adds to, updates and changes information in, and should be read in conjunction with, the prospectus filed with the Commission on April 30, 2010, as part of our Registration Statement on Form S-3 (File No. 333-166441), and the prospectus supplement dated June 24, 2010.

None of the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, or any regulatory agency has approved or disapproved of these securities or passed upon the adequacy, completeness or accuracy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

These shares of common stock are not deposits or accounts or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other governmental or regulatory agency or instrumentality.

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The date of this prospectus supplement is August 6, 2010